Mail Stop 4561

May 9, 2008

Via U.S. Mail and Facsimile
Timothy R. Kasmoch
President and Chief Executive Officer
N-Viro International Corporation
3450 W. Central Avenue, Suite 328
Toledo, OH 43606

      Re: N-Viro International Corporation
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed on May 8, 2008
              File No. 000-21802

Dear Mr. Kasmoch:

      We have completed our review of your revised filing and have no further comments at this time.

      Sincerely,

      David L. Orlic
      Special Counsel

cc: Via Facsimile (513) 977-8141
        A. Scott Fruechtemeyer, Esq.
        Telephone: (513) 977-8589